SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 333-44747

                           NOTIFICATION OF LATE FILING

|X| Form 10-K |_| Form 11-K |_| Form 20-F |_|Form 10-Q
|_| Form N-SAR

         For Period Ended: December 31, 2003

|_| Transition Report on Form 10-K |_| Transition Report on Form 10-Q |_| Transition Report on Form 20-F |_| Transition Report on Form N-SAR

     For the Transition Period Ended: _______________________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
_______________________________________
------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                     Rosedale Decorative Products Ltd.
Former name if applicable
Address of principal executive office       731 Millway Avenue
City, state and zip code                    Concord, Ontario, Canada L4K 3S8

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
              (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion therof will be filed on or before the 15th
|X| calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         The Company recently completed the sale of a substantial division. The resulting changes in business matters, as well as the time required to complete the divestiture significantly diminished the Company's ability to complete the preparation of the Form 10-KSB without incurring undue hardship and expense.


                                     Part IV
                                Other Information

(1) Name and telephone number of person to contact in regard to this notification

   Norman Maxwell                       (905)                  669-8909
        (Name)                       (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        |X|  Yes    |_|  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         |X| Yes    |_|  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's revenues for 2002 will be approximately $21,190,000 compared to $17,781,160 for the prior year. Net income for 2002 will be approximately $263,000 compared to a loss of $563,373 for the prior year.

                        Rosedale Decorative Products Ltd.
                   Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2003                        By: /s/ SIDNEY ACKERMAN
                                                    --------------------------
                                                    Sidney Ackerman, President